601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 5, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taminco Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed April 5, 2013
File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Corporation (formerly Taminco Acquisition Corporation), a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 4, 2013, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (the “Amendment No. 5”), which reflects these revisions and updates and clarifies certain other information.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 5, 2013

General

1.	Staff’s Comment: Please remove the words “joint book-running managers” and “co-managers” on the prospectus cover page. We will not object to the inclusion of these terms on the outside back cover page.

Response: In response to the Staff’s comment, the Company has removed the words “joint book-running managers” and “co-managers” on the cover page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies, page 64

Share-Based Compensation, page 65

2.	Staff’s Comment: We note your response to prior comment eight, from our letter dated April 1, 2013, and the revision to your registration statement; however, it appears that your table on page 66 does not reflect the reduction in the strike price by $45.01 per share as indicated in your narrative. Please advise or revise your table as appropriate.

Response: In response to the Staff’s comment, the Company has revised the table on page 65.

3.	Staff’s Comment: With respect to the stock options issued during the third and fourth quarters of 2012, please expand your disclosure to specifically discuss the significant factors and assumptions used in your market comparables approach in estimating the underlying fair value of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64. We would also respectfully highlight to the Staff that options granted in the third and fourth quarters of 2012 totaled only 229,459 or 6.5% of total options granted of 3,525,417 for the year ended December 31, 2012. Additionally total compensation expense related to time vested options that will be recorded over eight years for the third and fourth quarter options is $454,878 or approximately $57,000 per year. As a percentage of net loss for the year ended December 31, 2012, it represents approximately 0.2%. Total compensation expense related to performance vested options that will be recorded once the performance criteria are probable of occurring is $222,275. The Company does not believe the amounts above are material.

4.	Staff’s Comment: Please revise your disclosure to include a discussion of each significant factor and/or change in assumption which contributed to the difference

Securities and Exchange Commission

April 5, 2013

between the estimated fair value of your common stock as of the fourth quarter option grant and your estimated IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65. We would also respectfully highlight to the Staff that options granted in the fourth quarter of 2012 totaled only 108,999 or approximately 3% of total options granted for the year ended December 31, 2012. Total compensation expense related to time vested options that will be recorded over eight years for the fourth quarter options is $222,339 or approximately $28,000 per year. As a percentage of net loss for the year ended December 31, 2012, it represents approximately 0.1%. Total compensation expense related to performance vested options that will be recorded once the performance criteria are probable of occurring is $108,519. The Company does not believe the amounts above are material.

Exclusive Forum Selection, page 135

5.	Staff’s Comment: We note your disclosure entitled Exclusive Forum Selection on page 135. We further note that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us whether the exclusive forum provision would prevent shareholders from seeking remedies under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 136. In addition, the Company respectfully informs the Staff that it does not believe the exclusive forum provision would prevent shareholders from seeking remedies under the federal securities laws.

Exhibit 5.1

6.	Staff’s Comment: Please have counsel revise the legal opinion to remove the assumption relating to the authority of such persons signing on behalf of the parties to the documents reviewed by counsel. Such an assumption is not appropriate with respect to persons signing on behalf of the company.

Response: In response to the Staff’s comment, counsel has revised the legal opinion to remove the assumption.

Securities and Exchange Commission

April 5, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Kurt Decat

Mr. Edward Yocum